

Dear friend,

We've been heads-down behind the scenes – and now we're excited to share some big news and progress!

Highlights

Team

Blue Dot is very happy to welcome Redwood Stephens to our team as Chief Product Officer. He brings a wealth of executive and product leadership to help us achieve our mission of accelerating EV adoption.

Wefunder

We have kicked off a crowd equity campaign and are currently open to our extended networks. Check out the campaign and, if you're receiving this, you are invited to become an early investor – with as little as $100: View the Campaign

New Tech

Blue Dot recently fielded a prototype of one of our pipeline products: the EscaPod. Although it has many applications, we are particularly excited about the ability to add a range extender to an existing electric vehicle.

Patents

We just had our 3rd patent allowed. We now have two US patents and one EU patent, with two more pending. 360 pages of innovations demonstrate the depth of our creativity and how seriously we take defensibility.

Seattle rising

Blue Dot was accepted into the inaugural cohort of the UW CoMotion Climate Tech Incubator! We are very proud to be a part of this community with five other amazing teams.

In case you missed it

Tom and technology have been out and about! From winning an award for our prototype, to participating in a panel at MIT, to being featured in a FutureAza video, to sharing our solution on The Green Space, check out the appearances below.

Deep Dive

What a score!



Redwood Stephens comes aboard as Chief Product Officer. Redwood and Tom worked together at Synapse Product Development, where Redwood led as VP of Engineering and then President, setting the company up for acquisition. He went on to become Chief Product Officer for Rad Powerbikes, where he tripled new product launches. We are thrilled to have his leadership and experience pushing our mission forward.

Crowd equity campaign

INVEST IN **BLUE DOT MOTORWORKS**

Convert any gas guzzler into a plug-in hybrid quickly and inexpensively



At Blue Dot, we love the idea of crowd investing. Climate change will affect everyone on the planet, but for too long only wealthy "accredited investors" were allowed to invest in early stage companies. Companies like ours are bringing some of the most vital solutions to bear, and now anyone can benefit from the opportunities that go hand-in-hand with such an existential crisis. We would love to have you aboard with as little as a $100 investment. Explore here: Wefunder

The EscaPod



The EscaPod is a compact, non-articulating, self-steering, and dynamically balanced trailer. Did you get all that? Ha!

Trailers are great way to add capacity to a vehicle. But they add a lot of length and are difficult to maneuver, especially when backing up. Others have attempted to solve these problems by using wheels that pivot instead of the frame (caster wheels – like the front of a shopping cart), but this has a big problem: caster wheels can't support the cornering forces on the trailer and will transfer them all into the back of the vehicle, risking a skid.

We have developed a load transfer system allows the wheels to turn freely while still supporting all the loads on the payload. This means the trailer can be as short as you want it to be, you don't need any special skill to maneuver in tight spaces or when backing up, and you can carry heavy loads without issue.

Potential applications are countless and include: carrying cargo (encouraging people to buy smaller cars); vehicular accessories (like a mini-camper, equipment for work sites, or a head/shower for vanlife); and, most importantly, the ability to add a range extender to an EV. This will give new life to EVs with degraded batteries and will make EVs with smaller batteries more palatable to mainstream markets.

Video explainer here: EscaPod

You're gonna need a bigger moat



UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

NOTICE OF ALLOWANCE AND FEE(S) DUE

20995   7590   07/03/2025

Knobbe, Martens, Olson & Bear, LLP
2040 MAIN STREET
FOURTEENTH FLOOR
IRVINE, CA 92614

EXAMINER
BRITTMAN-ALABI, FELICIA LUCILLE

ART UNIT	PAPER NUMBER
3611	

DATE MAILED: 07/03/2025

APPLICATION NO.	FILING DATE	FIRST NAMED INVENTOR	ATTORNEY DOCKET NO.	CONFIRMATION NO.
17/659,395	04/15/2022	Thomas Q. GURSKI	CARBY.001C1	2865

TITLE OF INVENTION: HYBRID VEHICLE COVERSION SYSTEM



Our recent patent allowance highlights the defensibility advantage that Hard Tech has over other sectors. This is especially true for Blue Dot where our "vehicle-agnostic" approach requires leveraging common vehicle interfaces. Well, there's only a certain number of those to work with, and by locking down many variations on how we can use them to "bolt on" an electric propulsion system, we've made our technology stack a very tough act to follow. Take that, software!

Back to school



We know we have the technology and business model to put a massive dent in greenhouse gas emissions and unlock a multi-trillion dollar market. But there's no denying it, we're newcomers to the startup world. We are grateful that we will have help from UW CoMotion Climate Tech Incubator in building the company that can execute on that mission. We're also thrilled to be counted among five other incredible startups, and are very impressed by how well the program is being run.

Out and about

Unconventional Electrification

Watch Video

Slides & Annotations

Ali Javidan | Som Ray | Tom Gurski

CTO & Founder, Range Energy | CEO & Founder, CLIP |
CEO & Founder Blue Dot Motorworks



May 23, 2025 at 9:00:00 AM

Mobility Forum

Blue Dot was proud to return to Tom's alma mater to speak at the MIT Mobility Initiative's Forum on Unconventional Electrification. Watch it here:

Unconventional Electrification


Blue Dot's unique vehicle-agnostic technology
Keeps engine for long trips or towing
Can be installed by any mechanic in a day
Can generate and export electrical power
Prolongs vehicle life
Reduces service cost
Avoids embodied carbon of new car production
Keeps a working car off the scrap heap
Solves the slow stock turnover problem
bluedotmotorworks.com
ELECTRIFY
EXPO
BEST EV CONVERSION
ELECTRIFY | SHOWOFF
SEATTLE 25'
DRIVEN BY YOKOHAMA

We were honored to win “Best EV Conversion” at the 2025 Electrify Expo with our Narwhal prototype, and…



…to be featured on the FutureAza video series! Check it out here:

FutureAza


The Green Place
EPISODE 8
Blue Dot Motorworks and the Future of EV Scalability
Tom Gurski
A Greenly production
Podcast Episode
Blue Dot Motors and the Future of EV Scalability
The Green Place: a Climate Podcast
Jan 26, 2024 • Finished
Episode Description
Did you know you can have your gas-fueled car converted into a plug-in hybrid in as fast as an eight-hour turnaround? Believe it or not, it is possible! Join James as he discusses where EV and Hybrid technology and production are heading, from a state level to a global one, with Blue Dot Motors CEO and Founder, Tom Gurski.
See all episodes

We had a great conversation with James Atfield on The Green Place podcast. Have a listen: The Green Place

And rounding out the appearances, Tom spoke at the iEEE Region 6 Conference, Seattle Hardware Meetup, and New Tech Northwest. We want to sincerely thank everyone who has given us a voice.

Thanks to everyone who has supported us through the years!



Up for a chat? Book a meeting with Tom

Considering an investment? Dive into our Wefunder site